UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	July, 2006.

Group Simec, Inc.
(Translation of Registrant’s Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A. de C.V.
(Registrant)

Date: July 26, 2006.	By:	/s/ Luis García Limón
	Name:	Luis García Limón
	Title:	Chief Executive Officer

PRESS RELEASE

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST SIX MONTHS OF 2006

GUADALAJARA, MEXICO, July 19, 2006- Grupo Simec, S.A. de C.V. (AMEX-SIM) (“Simec”) announced today its results of operations for the six-month period ended June 30, 2006. Net sales increased 231% to Ps. 11,822 million in the first six months of 2006, compared to Ps. 3,574 million in the same period of 2005, primarily due to the inclusion of net sales of Ps. 8,270 million generated by the newly acquired plants of PAV Republic, Inc. (“Republic”). On July 22, 2005, Simec and its parent company Industrias CH, S.A. de C.V. (“ICH”) acquired 100% of Republic’s stock. Simec, ICH’s largest subsidiary, acquired 50.2% of Republic’s stock, and ICH purchased the remaining 49.8%. Simec recorded net income of Ps. 1,239 million in the first six months of 2006, versus net income of Ps. 601 million in the first six months of 2005.

Simec sold 1,369,352 metric tons of basic steel products during the six-month period ended June 30, 2006 (including 851,752 metric tons sold by the newly acquired plants of Republic), an increase of 162% as compared to 523,501 metric tons in the same period of 2005. Exports (including sales by U.S. subsidiaries) of basic steel products were 908,283 metric tons in the six-month period ended June 30, 2006 (including 851,752 metric tons sold by the newly acquired plants of Republic), versus 74,692 metric tons in the same period of 2005. Additionally Simec sold 1,388 metric tons of billet in the six-month period ended June 30, 2006, as compared to 12,870 metric tons of billet in the same period of 2005. Prices of finished products (excluding sales by Republic) sold in the six-month period ended June 30, 2006, increased 2% in real terms versus the same period of 2005.

Simec´s direct cost of sales increased 313% to Ps. 9,612 million in the six-month period ended June 30, 2006 (including Ps. 7,391 million relating to the newly acquired plants of Republic), compared to Ps. 2,327 million in the same period of 2005. The average cost of raw materials (excluding the production of Republic) decreased 2% in real terms in the six-month period ended June 30, 2006, versus the same period of 2005, primarily as a result of decreases in the price of scrap and certain other raw materials.

Indirect manufacturing, selling, general and administrative expenses (including depreciation) were Ps. 650 million in the six-month period ending June 30, 2006 (including Ps. 299 million relating to the newly acquired plants of Republic), compared to Ps. 375 million in the same period of 2005.

Simec's operating income increased 79% to Ps. 1,560 million during the first six months of 2006 (including Ps. 580 million relating to the newly acquired plants of Republic), from Ps. 872 million in the first six months of 2005. Operating income was 13% (28% excluding the operating income of Republic) of net sales in the first six months of 2006, compared to 24% of net sales in the first six months of 2005.

Simec recorded financial income of Ps. 25 million in the six-month period ended June 30, 2006, compared to financial expense of Ps. 35 million in the same period of 2005.

Simec recorded other income, net, from other financial operations of Ps. 82 million in the six-month period ended June 30, 2006 (including the amortization of the deferred credit of Ps. 67 million), compared to other income, net, of Ps. 8 million in the same period of 2005. In addition, Simec recorded a provision for income tax and employee profit sharing of Ps. 255 million in the six-month period ended June 30, 2006, versus a provision of Ps. 244 million in the same period of 2005.

At June 30, 2006 Simec repaid substantially all of its consolidated debt, which at December 31, 2005 totalled approximately $38 million.

All figures have been prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at June 30, 2006.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products and is the largest producer of special bar quality (SBQ) steel in North America. Republic is the leading producer of SBQ steel in the United States.

Contact:	José Flores Flores Grupo Simec, S.A. de C.V. Calzada Lazaro Cardenas 601 44440 Guadalajara, Jalisco, México 52 33 1057 5734

###

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2006 AND 2005
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s01	TOTAL ASSETS	16,337,525	100	9,429,480	100

s02	CURRENT ASSETS	8,317,390	51	3,527,847	37
s03	CASH AND SHORT-TERM INVESTMENTS	948,505	6	1,165,442	12
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	2,530,040	15	1,222,526	13
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE	176,545	1	40,562	0
s06	INVENTORIES	4,358,959	27	1,034,150	11
s07	OTHER CURRENT ASSETS	303,341	2	65,167	1
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	7,361,137	45	5,672,797	60
s13	LAND AND BUILDINGS	2,403,462	15	2,274,034	24
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	7,442,777	46	5,594,370	59
s15	OTHER EQUIPMENT	175,255	1	158,133	2
s16	ACCUMULATED DEPRECIATION	2,867,463	18	2,364,120	25
s17	CONSTRUCTION IN PROGRESS	207,106	1	10,380	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	598,695	4	228,836	2
s19	OTHER ASSETS	60,303	0	0	0

s20	TOTAL LIABILITIES	4,724,107	100	2,205,668	100

s21	CURRENT LIABILITIES	2,681,602	57	855,346	39
s22	SUPPLIERS	1,641,251	35	486,335	22
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	3,442	0	3,380	0
s25	TAXES PAYABLE	19,284	0	208,313	9
s26	OTHER CURRENT LIABILITIES	1,017,625	22	157,318	7
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	141,474	3	0	0
s32	OTHER NON-CURRENT LIABILITIES	1,901,031	40	1,350,322	61

s33	CONSOLIDATED STOCKHOLDERS’ EQUITY	11,613,418	100	7,223,812	100

s34	MINORITY INTEREST	2,224,356	19	482	0
s35	MAJORITY INTEREST	9,389,062	81	7,223,330	100
s36	CONTRIBUTED CAPITAL	4,445,130	38	4,322,924	60
S79	CAPITAL STOCK	3,513,705	30	3,477,617	48
s39	PREMIUM ON ISSUANCE OF SHARES	931,425	8	845,307	12
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	4,943,932	43	2,900,406	40
s42	RETAINED EARNINGS AND CAPITAL RESERVES	5,760,216	50	3,842,347	53
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(816,284)	(7)	(941,941)	(13)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s03	CASH AND SHORT-TERM INVESTMENTS	948,505	100	1,165,442	100
s46	CASH	368,749	39	150,256	13
s47	SHORT-TERM INVESTMENTS	579,756	61	1,015,186	87

s07	OTHER CURRENT ASSETS	303,341	100	65,167	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	57,106	19	18,293	28
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	246,235	81	46,874	72

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	598,695	100	228,836	100
s48	DEFERRED EXPENSES	359,707	60	223,235	98
s49	GOODWILL	166,200	28	0	0
s50	DEFERRED TAXES	0	0	0	0
s51	OTHER	72,788	12	5,601	2

s19	OTHER ASSETS	60,303	100	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	60,303	100	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0

s21	CURRENT LIABILITIES	2,681,602	100	855,346	100
s52	FOREIGN CURRENCY LIABILITIES	1,853,202	69	142,436	17
s53	MEXICAN PESOS LIABILITIES	828,400	31	712,910	83

s26	OTHER CURRENT LIABILITIES	1,017,625	100	157,318	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	3,679	0	0	0
s68	PROVISIONS	382,140	38	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	631,806	62	157,318	100

s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	141,474	100	0	0
s65	NEGATIVE GOODWILL	141,474	100	0	0
s67	OTHER	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	1,901,031	100	1,350,322	100
s66	DEFERRED TAXES	1,780,322	94	1,326,896	98
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	16,684	1	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	104,025	5	23,426	2

s79	CAPITAL STOCK	3,513,705	100	3,477,617	100
s37	CAPITAL STOCK (NOMINAL)	2,048,257	58	2,012,147	58
s69	RESTATEMENT OF CAPITAL STOCK	1,465,448	42	1,465,470	42

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	5,760,216	100	3,842,347	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	87,625	2	87,625	3
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	4,433,399	77	3,153,334	82
s45	NET INCOME FOR THE YEAR	1,239,192	22	601,388	16

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(816,284)	100	(941,941)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	49,721	(6)	(48,196)	5
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	40,093	(5)	12,353	(1)
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(906,098)	111	(906,098)	96
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

BALANCE SHEETS
OTHER CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

S72	WORKING CAPITAL	5,635,788	2,672,501
S73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
S74	EXECUTIVES (*)	52	42
S75	EMPLOYERS (*)	1,131	761
S76	WORKERS (*)	3,157	1,172
S77	COMMON SHARES (*)	421,214,706	137,929,599
S78	REPURCHASED SHARES (*)	0	0
S101	RESTRICTED CASH	0	0
S102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

STATEMENTS OF INCOME
FROM JANUARY 1 TO JUNE 30 OF 2006 AND 2005
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	11,821,526	100	3,574,221	100
r02	COST OF SALES	9,611,827	81	2,327,040	65
r03	GROSS PROFIT	2,209,699	19	1,247,181	35
r04	OPERATING EXPENSES	650,337	6	374,739	10
r05	OPERATING INCOME	1,559,362	13	872,442	24
r06	INTEGRAL FINANCING COST	(24,933)	0	35,083	1
r07	INCOME AFTER INTEGRAL FINANCING COST	1,584,295	13	837,359	23
r08	OTHER EXPENSE AND INCOME (NET)	(82,668)	(1)	(7,636)	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	1,666,963	14	844,995	24
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	254,893	2	243,607	7
r11	NET INCOME AFTER TAXES AND EMPLOYEES’ PROFIT SHARING	1,412,070	12	601,388	17
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME FROM CONTINUING OPERATIONS	1,412,070	12	601,388	17
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	1,412,070	12	601,388	17
r16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	1,412,070	12	601,388	17
r19	NET INCOME OF MINORITY INTEREST	172,878	1	0	0
r20	NET INCOME OF MAJORITY INTEREST	1,239,192	10	601,388	17

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	11,821,526	100	3,574,221	100
r21	DOMESTIC	3,189,224	27	3,125,679	87
r22	FOREIGN	8,632,302	73	448,542	13
r23	TRANSLATED INTO DOLLARS (***)	758,798		39,355

r06	INTEGRAL FINANCING COST	(24,933)	100	35,083	100
r24	INTEREST EXPENSE	5,405	(22)	2,724	8
r42	LOSS (GAIN) ON RESTATEMENT OF UDI’S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	20,287	(81)	11,181	32
r46	OTHER FINANCIAL INCOME	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(18,566)	74	35,937	102
r28	RESULT FROM MONETARY POSITION	8,515	(34)	7,603	22

r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	254,893	100	243,607	100
r32	INCOME TAX	285,302	112	308,927	127
r33	DEFERRED INCOME TAX	(30,409)	(12)	(65,320)	(27)
r34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

r36	TOTAL SALES	12,301,885	3,851,243
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	21,217,549	7,129,224
r39	OPERATION INCOME (**)	2,254,911	2,,024,884
r40	NET INCOME OF MAJORITY INTEREST (**)	1,913,020	1,396,909
r41	NET CONSOLIDATED INCOME (**)	2,098,416	1,396,909
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	190,800	130,978

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME
FROM APRIL 1 TO JUNE 30 OF 2006 AND 2005
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
rt01	NET SALES	6,220,250	100	1,753,496	100
rt02	COST OF SALES	4,936,820	79	1,168,197	67
rt03	GROSS PROFIT	1,283,430	21	585,299	33
rt04	OPERATING EXPENSES	331,425	5	186,357	11
rt05	OPERATING INCOME	952,005	15	398,942	23
rt06	INTEGRAL FINANCING COST	(29,555)	0	35,595	2
rt07	INCOME AFTER INTEGRAL FINANCING COST	981,560	16	363,347	21
rt08	OTHER EXPENSE AND INCOME (NET)	(71,051)	(1)	(2,544)	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	1,052,611	17	365,891	21
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	160,712	3	95,732	5
rt11	NET INCOME AFTER TAXES AND EMPLOYEES’ PROFIT SHARING	891,899	14	270,159	15
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME FROM CONTINUING OPERATIONS	891,899	14	270,159	15
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	891,899	14	270,159	15
rt16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	891,899	14	270,159	15
rt19	NET INCOME OF MINORITY INTEREST	93,808	2	0	0
rt20	NET INCOME OF MAJORITY INTEREST	798,091	13	270,159	15

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
rt01	NET SALES	6,220,250	100	1,753,496	100
rt21	DOMESTIC	1,843,262	30	1,544,539	88
rt22	FOREIGN	4,376,988	70	208,957	12
rt23	TRANSLATED INTO DOLLARS (***)	369,578		18,688

rt06	INTEGRAL FINANCING COST	(29,555)	100	35,595	100
rt24	INTEREST EXPENSE	2,394	(8)	633	2
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI’S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	16,297	(55)	7,049	20
rt46	OTHER FINANCIAL INCOME	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(16,810)	57	42,051	118
rt28	RESULT FROM MONETARY POSITION	1,158	(4)	(40)	0

rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	160,712	100	95,732	100
rt32	INCOME TAX	169,179	105	117,028	122
rt33	DEFERRED INCOME TAX	(8,467)	(5)	(21,296)	(22)
rt34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
C		AMOUNT	AMOUNT

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	81,837	65,077

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO JUNE 30 OF 2006 AND 2005
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

c01	CONSOLIDATED NET INCOME	1,412,070	601,388
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	95,095	65,657
c03	RESOURCES FROM NET INCOME FOR THE YEAR	1,507,165	667,045
c04	RESOURCES PROVIDED OR USES IN OPERATION	(815,244)	94,422
c05	RESOURCES PROVIDED BY (USED FOR) IN OPERATING ACTIVITIES	691,921	761,467
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(409,264)	(158,113)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	122,206	0
c08	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(287,058)	(158,113)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	334,163	35,173
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	739,026	638,527
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	209,479	526,915
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	948,505	1,165,442

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	95,095	65,657
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	190,800	130,978
c41	+ (-) OTHER ITEMS	(95,705)	(65,321)

c04	RESOURCES PROVIDED OR USED IN OPERATION	(815,244)	94,422
c18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLES	(243,678)	(220,453)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(697,367)	141,310
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES	142,699	104,808
c21	+ (-) DECREASE (INCREASE) IN SUPPLIERS	229,017	(126,315)
c22	+ (-) DECREASE (INCREASE) IN OTHER LIABILITIES	(245,915)	195,072

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(409,264)	(158,113)
c23	+ BANK FINANCING	0	(1,267)
c24	+ STOCK MARKET FINANCING	165	0
c25	+ DIVIDEND RECEIVED	0	0
c26	OTHER FINANCING	0	1,350
c27	BANK FINANCING AMORTIZATION	(409,429)	(158,196)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	122,206	0
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	36,088	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	86,118	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	334,163	35,173
c34	+ (-) INCREASE (DECREASE) IN PERMANENT STOCK INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	24,137	(7,467)
c36	(-) INCREASE IN CONSTRUCTION PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	310,026	42,640

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

DATE PER SHARE
CONSOLIDATED

REF D	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 4.60	$ 10.40
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00	$ 0.00
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$ 4.60	$ 10.40
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
d08	CARRYING VALUE PER SHARE	$ 22.29	$ 52.37
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00	$ 0.00
d10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
d11	MARKET PRICE TO CARRYING VALUE	1.27 times	0.88 times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE	6.15 times	4.45 times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

RATIOS
CONSOLIDATED
REF P	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME TO NET SALES	11.94%	16.82%
p02	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	20.37%	19.33%
p03	NET INCOME TO TOTAL ASSETS (**)	12.84%	14.81%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	(0.60)%	(1.26)%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	1.29 times	0.75 times
p07	NET SALES TO FIXED ASSETS (**)	2.88 times	1.25 times
p08	INVENTORIES TURNOVER (**)	4.05 times	4.19 times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	33.49 days	53.53 days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	1,298.11%	127.33%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	28.91%	23.39%
p12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.40 times	0.30 times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	39.22%	6.45%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%
p15	OPERATING INCOME TO INTEREST PAID	288.50 times	320.27 times
p16	NET SALES TO TOTAL LIABILITIES (**)	4.49 times	3.23 times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	3.10 times	4.12 times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.47 times	2.91 times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.76 times	1.59 times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	35.37%	136.25%

	CASH FLOW
p21	RESOURCES FROM NET INCOME TO NET SALES	12.74%	18.66%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(6.89)%	2.64%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	128.01 times	279.54 times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	142.57%	100.00%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED (USED FOR) FINANCING	(42.57)%	0.00%
p26	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	7.22%	(21.22)%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

FINANCIAL STATEMENT NOTES
CONSOLIDATED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
On July 22, 2005, Simec and its parent company, Industrias CH, S.A. de C.V. (“ICH”), acquired 100% of the stock of PAV Republic, Inc. (“Republic”). Simec, ICH’s largest subsidiary, acquired 50.2% of Republic’s stock, through its majority owned subsidiary, SimRep Corporation, and ICH purchased the remaining 49.8% through SimRep Corporation. Simec financed its portion of the U.S. $229 million purchase price principally from a loan it received through ICH that has since been repaid in full. At June 30, 2006, Republic repaid in full its outstanding bank debt, which had maturities through 2009. Simec began to operate the plants of Republic on July 22, 2005 and, as a result the operation is reflected in Simec’s financial results as of such date.

According with the rules set forth in articles 35 and 81 of the Dispositions of General Character Applicable to Registrants and Other Participants of the Mexican Stock Market, the following consolidated earning statements from January 1 to June 30, appears pro forma for Simec for the period 2005, in order to be comparable and the consolidated balance sheet appears pro forma for Simec at June 30, 2005 in order to be comparable against June 30, 2006.

CONSOLIDATED EARNING STATEMENT
(Thousands of Pesos)
FROM JANUARY 1 TO JUNE 30 OF 2006

	Simec without Republic	Republic	Consolidated Simec Earning Statement
Steel Sales (Metric Tons)	517,600	851,752	1,369,352
Net Sales	3,551,067	8,270,459	11,821,526
Cost of Sales	2,220,650	7,391,177	9,611,827
Gross Income	1,330,417	879,282	2,209,699
Operating Expenses	351,192	299,145	650,337
Operating Income	979,225	580,137	1,559,362
Total Financing Cost	(19,970)	(4,963)	(24,933)
Other Financial Operations	(70,822)	(11,846)	(82,668)
Income Taxes	5,231	249,662	254,893
Net Income Before Minority Interest	1,064,786	347,284	1,412,070
Minority Interest	0	172,878	172,878
Net Income	1,064,786	174,406	1,239,192

CONSOLIDATED PRO FORMA EARNING STATEMENT
(Thousands of Pesos)
FROM JANUARY 1 TO JUNE 30 OF 2005

	Simec without Republic	Republic	Consolidated Simec Earning Statement
Steel Sales (Metric Tons)	523,501	876,627	1,400,128
Net Sales	3,574,221	8,492,645	12,066,866
Cost of Sales	2,327,040	7,380,105	9,707,145
Gross Income	1,247,181	1,112,540	2,359,721
Operating Expenses	374,739	459,099	833,838
Operating Income	872,442	653,441	1,525,883
Total Financing Cost	35,083	82,092	117,175
Other Financial Operations	(7,636)	(25,607)	(33,243)
Income Taxes	243,607	217,537	461,144
Net Income Before Minority Interest	601,388	379,419	980,807
Minority Interest	0	179,824	179,824
Net Income	601,388	199,595	800,983

The earnings statement Pro forma for the period January 1 to June 30 2005, includes the information of Republic corresponded to the previous owners.

CONSOLIDATED BALANCE SHEET
(Thousands of Pesos)
AT JUNE 30

	2006	Pro-forma 2005
	Consolidated Simec Balance Sheet	Simec without Republic	Adjustments Republic	Consolidated Simec Balance Sheet
Current assets	8,317,390	3,527,847	3,857,942	7,385,789
Property, Plant and Equipment	7,361,137	5,672,797	591,664	6,264,461
Other Intangible Assets and Deferred Assets	658,998	228,836	119,496	348,332
Total Assets	16,337,525	9,429,480	4,569,102	13,998,582
Current Liabilities	2,681,602	855,346	1,286,079	2,141,425
Other non Current Liabilities	2,042,505	1,350,322	1,864,019	3,214,341
Total Stockholders’ Equity	11,613,418	7,223,812	1,419,004	8,642,816

The Plants of Republic already are integrated in the consolidated balance sheet at June 30 of 2006 and the consolidated balance sheet Pro forma includes the adjustments of Republic at June 30, 2005.

s35 Stockholders’ Equity:
Effects of inflation - The effects of inflation on stockholders’ equity at June 30, 2006 are as follows:

	Historical	Restated
	Cost	Amount	Total
Capital stock	Ps. 2,048,257	Ps. 1,465,448	Ps. 3,513,705
Additional paid-in capital	788,394	143,031	931,425
Premium on Issuance of Shares	20,000	67,625	87,625
Retained earnings	5,068,774	603,817	5,672,591
Effect deferred income tax Bulletin D-4	(662,340)	(243,758)	(906,098)

On May 30, 2006, the Company effected a 3 for 1 stock split. To maintain trading prices in the U.S., the ADS to share ratio was simultaneously adjusted from one ADS representing one share to one ADS representing three shares.

s39 Premium on Issuance of Shares made in March 29, 2001, April 29, 2005 and February 13, 2006.

s44 In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulted of the adoption of this Bulletin was Ps. 1,780,322 at June 30, 2006 compared to Ps. 1,326,896 at June 30, 2005. The effect on Simec’s consolidated statement of income in the first six months of 2006, was an decrease of Ps. 30,409 in the provision for income tax and employee profit sharing compared to a decrease of Ps. 65,320 in the same period of 2005. These provisions do not affect the cash flow of Simec.

c02 Consolidated Statements of Changes in Financial Position
The net loss in money exchange and net profit in liabilities actualization are as follows:

	June 30, 2006	June 30, 2005
Net loss (profit) in money exchange	Ps. 187	Ps. (625)
Net loss (profit) in liabilities actualization	(22)	(1,292)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

DIRECTOR REPORT
CONSOLIDATED

INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At June 30, 2006 Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest at June 30, 2006 was U.S. $322,798 dollars. At December 31, 2005, Simec’s total consolidated debt consisted of U.S. $38 million (Ps. 413 million), of which $33.4 million was debt held by GE Capital, $4.3 million dollars held by the Ohio Department of Development Loan, and U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest at December 31, 2005 was U.S. 309,311 dollars).

On July 22, 2005, Simec and its parent company, Industrias CH, S.A. de C.V. (“ICH”), acquired 100% of the stock of PAV Republic, Inc. (“Republic”). Simec, ICH’s largest subsidiary, acquired 50.2% of Republic’s stock, through its majority owned subsidiary, SimRep Corporation, and ICH purchased the remaining 49.8% through SimRep Corporation. Simec financed its portion of the U.S. $229 million purchase price principally from a loan it received through ICH that has since been repaid in full. At June 30, 2006, Republic repaid in full its outstanding bank debt, which had maturities through 2009.

Net resources provided by operations were Ps. 692 million in the six-month period ended June 30, 2006 versus Ps. 761 million of net resources provided by operations in the same period of 2005. Net resources used by financing activities were Ps. 287 million in the six-month period ended June 30, 2006 (which amount includes the prepayment of Ps. 409 million (U.S. $37.7 million) of Republic’s bank debt and a capital contribution of certain minority shareholders of Simec of Ps. 122 million) versus Ps. 158 million of net resources used by financing activities in the same period of 2005. Net resources provided by investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 334 million in the six-month period ended June 30, 2006 versus net resources provided by investing activities of Ps. 35 million in the same period of 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Six-Month Period Ended June 30, 2006 compared to Six-Month Period Ended June 30, 2005

Net Sales
Net sales of Simec increased 231% to Ps. 11,822 million in the six-month period ended June 30, 2006 (including the net sales generated by the newly acquired plants of Republic of Ps. 8,270 million), compared to Ps. 3,574 million in the same period of 2005. Sales in metric tons of basic steel products increased 162% to 1,369,352 metric tons in the six-month period ended June 30, 2006 (including 851,752 metric tons generated by the newly acquired plants of Republic) compared to 523,501 metric tons in the same period of 2005. Exports (including sales by U.S. subsidiaries) of basic steel products increased 1,116% to 908,283 metric tons in the six-month period ended June 30, 2006 (including 851,752 metric tons generated by the newly acquired plants of Republic) versus 74,692 metric tons in the same period of 2005. Additionally, Simec sold 1,388 metric tons of billet in the six-month period ended June 30, 2006, compared to 12,870 tons of billet in the same period of 2005. The average price of steel products (excluding the sales of Republic) increased 2% in real terms in the six-month period ended June 30, 2006 versus the same period of 2005.

Direct Cost of Sales
Simec´s direct cost of sales increased 313% to Ps. 9,612 million in the six-month period ended June 30, 2006 (including Ps. 7,391 million relating to the newly acquired plants of Republic) compared to Ps. 2,327 million in the same period of 2005. Direct cost of sales as a percentage of net sales was 81% (63% excluding the cost of sales of Republic) in the six-month period ended June 30, 2006 compared to 65% in the same period of 2005. The average cost of raw materials used to produce steel products (excluding the production of Republic) decreased 2% in real terms in the six-month period ended June 30, 2006 versus the same period of 2005, primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit
Simec´s marginal profit increased 77% to Ps. 2,210 million in the six-month period ended June 30, 2006 (including Ps. 879 million relating to the newly acquired plants of Republic) compared to Ps. 1,247 million in the same period of 2005. As a percentage of net sales, marginal profit was 19% (37% excluding the marginal profit of Republic) in the six-month period ended June 30, 2006 compared to 35% in the same period of 2005.

Indirect Manufacturing, Selling, General and Administrative Expenses
Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) increased 73% to Ps. 650 million in the six-month period ended June 30, 2006 (including Ps. 299 million relating to the newly acquired plants of Republic) from Ps. 375 million in the same period of 2005; Simec recorded an increase of Ps. 60 million in depreciation and amortization expense, which in the six-month period ended June 30, 2006 was Ps. 191 million (including Ps. 65 million relating to the newly acquired plants of Republic) compared to Ps. 131 million in the same period of 2005.

Operating Income
Simec´s operating income increased 79% to Ps. 1,560 million in the six-month period ended June 30, 2006 (including Ps. 580 million relating to the newly acquired plants of Republic) compared to Ps. 872 million in the same period of 2005. Operating income was 13% (28% excluding the operating income of Republic) of net sales in the six-month period ended June 30, 2006 and 24% of net sales in the same period of 2005.

Financial Income (Expense)
Simec recorded financial income of Ps. 25 million in the six-month period ended June 30, 2006 compared to financial expense of Ps. 35 million in the same period of 2005. Simec recorded an exchange gain of approximately Ps. 19 million in the six-month period ended June 30, 2006 compared to an exchange loss of Ps. 36 million in the same period of 2005, reflecting a 5.7% decrease in the value of the peso versus the dollar in the six-month period ended June 30, 2006 compared to a 3.7% increase in the value of the peso versus the dollar in the same period of 2005. Net interest income was Ps. 15 million in the six-month period ended June 30, 2006 versus net interest income of Ps. 8 million in the same period of 2005. Simec recorded a loss from monetary position of Ps. 9 million in the six-month period ended June 30, 2006 compared to a loss from monetary position of Ps. 7 million in the same period of 2005, reflecting the domestic inflation rate of 0.7% in the six-month period ended June 30, 2006 as compared to 0.8% in the same period of 2005.

Other Income (Expense), Net
Simec recorded other income, net, of Ps. 82 million in the six-month period ended June 30, 2006 (including the amortization of the deferred credit of Ps. 67 million) compared to other income, net, of Ps. 8 million in the same period of 2005.

Income Tax and Employee Profit Sharing
Simec recorded a provision of Ps. 255 million for income tax and employee profit sharing in the six-month period ended June 30, 2006 (including a decrease in the provision of Ps. 30 million with respect to deferred income tax) compared to a provision of Ps. 244 million in the same period of 2005 (including a decrease in the provision of Ps. 65 million with respect to deferred income tax).

Net Income Before Minority Interest
Simec recorded net income before minority interest of Ps. 1,412 million in the six-month period ended June 30, 2006 compared to net income before minority interest of Ps. 601 million in the same period of 2005.

Minority Interest
Simec recorded minority interest of Ps. 173 million in the six-month period ended June 30, 2006 versus no minority interest recorded in the same period of 2005. The minority interest reflects the 49.8% interest in Republic held by ICH.

Net Income
As a result of the foregoing Simec recorded net income of Ps. 1,239 million in the six-month period of 2006 compared to net income of Ps. 601 million in the same period of 2005.

Pronouncements Applicable to Mexican GAAP
In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liability resulting from the adoption of this Bulletin was Ps. 1,780 million at June 30, 2006 compared to Ps. 1,327 million at June 30, 2005. The effect on Simec’s consolidated statement of income in the six-month period ended June 30, 2006 was a decrease of Ps. 30 million in the provision for income tax and employee profit sharing compared to a decrease in the provision of Ps. 65 million in the same period of 2005. These provisions do not affect the cash flow of Simec.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

FINANCIAL STATEMENT NOTES
    CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:
Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”) assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. (“Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

° Compañía Siderúrgica de California, S.A. de C.V.
° Industrias del Acero y del Alambre, S.A. de C.V.
° Pacific Steel Inc.
° SimRep Corporation and PAV Republic and Subsidiaries

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e. Derivative financial instruments - The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. The Company opted for the early adoption of Bulletin C-10 “Derivative Financial Instruments and Hedging”; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders’ equity.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of June 30, 2006 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40
Buildings and improvements (Republic)	10 to 25
Land improvements (Republic)	5 to 25
Machinery and equipment (Republic)	5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

k. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

l. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the subsidiaries abroad, SimRep and subsidiaries, Pacific Steel and Undershaft Investment, were translated into pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations.

The subsidiary SimRep was considered as a foreign entity for translation purposes; therefore the financial statements as reported by the subsidiary abroad were adjusted to conform with Mexican GAAP, which includes the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10, applying inflation adjustment factors derived from the U.S. Consumer Price Index (CPI) published by the U.S. labor department, The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows:

-By applying the prevailing exchange rate at the consolidated balance sheet date for monetary and non-monetary assets and liabilities.
-By applying the prevailing exchange rate for stockholders’ equity accounts, at the time capital contributions were made and earnings were generated.
-By applying the prevailing exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period.
-The related effect of translation is recorded in stockholders’ equity under the caption Equity adjustments for non monetary assets.
-The resulting amounts were restated applying adjustment factors derived from the NCPI, in conformity with Mexican accounting Bulletin B-10.

The subsidiaries Pacific Steel and Undershaft Investment, were considered an “integral part of the operations” of the Company; and the financial statements of such subsidiaries were translated into Mexican pesos as follows:

By applying the prevailing exchange rate at the consolidated balance sheet date for monetary items.
By applying the prevailing exchange rate at the time the non-monetary assets and capital are generated, and the weighted average exchange rate of the period for income statement items.
The related effect of translation is recorded in the statement of operations as part of the caption Comprehensive financing cost.
The resulting amounts were restated applying adjustment factors derived from the Mexican NCPI, in conformity with Mexican accounting Bulletin B-10.

m. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at June 30, 2006 and 2005. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

n. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

o. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

p. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

q. Effect of restatement of stockholders’ equity - The effect resulting from restating stockholders’ equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:
At June 30, 2006 Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest at June 30, 2006 was U.S. $322,798 dollars. At December 31, 2005, Simec’s total consolidated debt consisted of U.S. $38 million (Ps. 413 million), of which $33.4 million was debt held by GE Capital, $4.3 million dollars held by the Ohio Department of Development Loan, and U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest at December 31, 2005 was U.S. 309,311 dollars).

(3) Commitments and contingent liabilities:
a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 14,712 (U.S. $1,290,843) at June 30, 2006, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

c. Compañía Siderúrgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de México, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,464 per month.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS
CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
SUBSIDIARIES
Cia Siderurgica de Guadalajara	Sub-Holding		99.99
Administradora de Cartera de Occidente	Administration of accounts receivable		99.99
Simec International	Production and sales of steel products		99.99
Arrendadora Simec	Production and sales of steel products		100.00
Controladora Simec	Sub-Holding		100.00
Pacific Steel	Scrap purchase		100.00
Cia. Siderúrgica del Pacífico	Rent of land		99.99
Coordinadora de Servicios Siderúrgicos de Calidad	Administrative services		100.00
Administradora de Servicios de la Industria Siderúrgica	Administrative services		99.99
Industrias del Acero y del Alambre	Sales of steel products		99.99
Procesadora Mexicali	Scrap purchase		99.99
Servicios Simec	Administrative services		100.00
Sistemas de Transporte de Baja California	Transportation of products		100.00
Operadora de Metales	Administrative services		100.00
Operadora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Administradora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Operadora de Servicios de la Industria Siderúrgica	Administrative services		100.00
SimRep	Sub-Holding		100.00
PAV Republic	Production and sales of steel products		100.00

TOTAL INVESTMENT IN SUBSIDIARIES

ASSOCIATES		0	0.00

TOTAL INVESTMENT IN ASSOCIATES			0.00
OTHER PERMANENT INVESTMENTS			0.00

TOTAL

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

CREDITS BREAK DOWN

(THOUSANDS OF MEXICAN PESOS)	CONSOLIDATED

||	Amortization	Rate of	Denominated in Pesos (Thousands of Pesos)						Denominated in Foreign Currency (Thousands of Pesos)
Credit Type / Institution	Date	Interest	Time Interval						Time Interval
			Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
			Year	Year	Years	Years	Years	Years or	Year	Year	Years	Years	Years	Years or
								More						More

BANKS
With Warranty			0	0	0	0	0	0	0	0	0	0	0	0

TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

LISTED IN THE
STOCK EXCHANGE
UNSECURED DEBT

Medium Term Notes	15/12/1998	9.33	0	0	0	0	0	0	3,442	0	0	0	0	0

TOTAL STOCK EXCHANGE			0	0	0	0	0	0	3,442	0	0	0	0	0

SUPPLIERS

Various	364,366	0	0	0	0	0	0	1,276,885	0	0	0	0

TOTAL SUPPLIERS	364,366	0	0	0	0	0	0	1,276,885	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS

Various	428,992	0	0	0	0	0	0	202,814	0	0	0	0

TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS	428,992	0	0	0	0	0	0	202,814	0	0	0	0

TOTAL	793,358	0	0	0	0	0	3,442	1,479,699	0	0	0	0

NOTES: The exchange rate of the peso to the U.S. Dollar at June 30, 2006 was Ps. 11.3973

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

  MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

  CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL
FOREIGN CURRENCY POSITION	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

TOTAL ASSETS	212,394	2,420,705	16	184	2,420,889

LIABILITIES POSITION	162,410	1,851,033	190	2,169	1,853,202
SHORT TERM LIABILITIES POSITION	162,410	1,851,033	190	2,169	1,853,202
LONG TERM LIABILITIES POSITION	0	0	0	0	0

NET BALANCE	49,984	569,672	(174)	(1,985)	567,687

NOTES
THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT JUNE 30, 2006 WAS PS. 11.3973

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

RESULT FROM MONETARY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	ASSET (LIABILITY ) MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT ) AND LOSS

JANUARY	1,913,974	912,170	1,001,804	0.59	5,875
FEBRUARY	1,762,423	862,009	900,414	0.15	1,378
MARCH	1,754,283	844,712	909,571	0.13	1,141
APRIL	1,767,088	1,342,592	424,496	0.15	622
MAY	1,952,871	1,725,270	227,601	(0.45)	(1,013)
JUNE	1,871,618	1,404,694	466,924	0.11	513
ACTUALIZATION					(1)
CAPITALIZATION					0
FOREIGN CORPORATION					0
OTHER					0

TOTAL					8,515

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

DEBT INSTRUMENTS

CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES

A)   Current assets to current liabilities must be 1.0 times or more.
B)   Total liabilities to total assets do not be more than 0.60.
C)   Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES
A)  Accomplished the actual situation is 3.14 times.
B)   Accomplished the actual situation is 0.29
C)   Accomplished the actual situation is 340.45

As of June 30, 2006, the remaining balance of the MTNs not exchanged amounts to Ps. 3,442 ($302,000 dollars).

C.P. José Flores Flores
Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	83.50
MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	83.83
INDUSTRIAS DEL ACERO Y DEL ALAMBRE	SALE OF STEEL PRODUCTS	0	0
APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	460	91.23
CANTON CASTER FACILITY	PRODUCTION OF BILLET	787	79.80
LORAIN CASTER FACILITY	PRODUCTION OF BILLET	1,169	90.20
LORAIN HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	838	88.20
LACKAWANNA HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	544	98.40
MASSILLON COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	125	78.00
GARY COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	71	66.50
ONTARIO COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	59	63.80

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)
SCRAP	VARIOUS	SCRAP	VARIOUS	YES	23.74
ELECTRICITY	C.F.E		AEP, OHIO EDISON	NO	5.89
FERROALLOYS	MINERA AUTLAN	FERROALLOYS	GFM TRADING	YES	10.33
ELECTRODES	UCAR CARBON MEXICANA	ELECTRODES	SGL CARBON GROUP	YES	1.53

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED

DOMESTIC SELLS

MAIN PRODUCTS	NET SALES		MAIN DESTINATION
	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS
STRUCTURAL PROFILES	90	633,707
COMMERCIAL PROFILES	69	451,365
REBAR	124	859,577
FLAT BAR	75	481,461
STEEL BARS	104	758,242
OTHER	0	4,483
BILLET	0	389
HOT-ROLLED BARS
COLD-FINISHED BARS
SEMI-FINISHED SEAMLESS TUBE ROUNDS
OTHER SEMI-FINISHED TRADE PRODUCTS
T O T A L		3,189,224

FOREIGN SALES		8,632,302
TOTAL		11,821,526

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SELLS

MAIN PRODUCTS	NET SELLS		MAIN
	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS
EXPORTS
STRUCTURAL PROFILES	16	101,943
COMMERCIAL PROFILES	11	67,130
REBAR	12	64,612
STEEL BARS	2	15,942
FLAT BAR	14	105,015
BILLET	1	7,221
FOREIGN SUBSIDIARIES
HOT-ROLLED BARS	516	5,326,892
COLD-FINISHED BARS	77	1,099,464
SEMI-FINISHED SEAMLESS TUBE ROUNDS	210	1,402,152
OTHER SEMI-FINISHED TRADE PRODUCTS	49	441,931
T O T A L		8,632,302

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B			90,850,050	330,364,656	0	421,214,706	441,786	1,606,471
TOTAL			90,850,050	330,364,656	0	421,214,706	441,786	1,606,471

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION : 421,214,706

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

CONSTRUCTION IN PROGRESS

CONSOLIDATED

THE PROJECTS IN PROGRESS AT JUNE 30, 2006, ARE:

PROJECTS IN PROGRESS	TOTAL INVESTMENT

CASTER PROJECT IN CANTON AND OTHER PROJECTS IN REPUBLIC	81,581
MEXICALI	41,190
VARIOUS PROJECTS IN TLAXCALA	36,068
VARIOUS PROJECTS IN GUADALAJARA AND MEXICALI	48,267
TOTAL INVESTMENT AT JUNE 30, 2006	207,106

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

CONSOLIDATED

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”.

Pacific Steel and Undershaft investments are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-	Monetary items at the exchange rate at the balance sheet date.
-	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.
-	Income and expense items at an appropriate average exchange rate.
-	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).
-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

SimRep and subsidiaries are considered to be “foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-	Monetary and non-monetary items at the exchange rate at the balance sheet date.
-	Income and expense items at the exchange rate at the balance sheet date.
-	The resulting foreign currency translation differences are included in the stockholders’ equity.
-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2	YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FIRST QUARTER REPORT.

ING LUIS GARCIA LIMON CHIEF EXECUTIVE OFFICER	C.P. JOSE FLORES FLORES CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT JULY 19 OF 2006